Exhibit 8.1

Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
Jet Sound Hong Kong Company Ltd.	Hong Kong
Zhejiang Kaixin Auto Co., Ltd. Beijing Branch	PRC
Zhejiang Kaixin Ordinary Smile Auto Sales Co., Ltd.	PRC
Zhejiang Kaixin Auto Co., Ltd.	PRC
Zhejiang Kaixin Auto Co., Ltd. Ningde Branch	PRC